# TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | BAE Systems plc |

**2. Reason for the notification**

| | | |
|---|---|---|
| An acquisition or disposal of voting rights **SUPPL** | | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | | |
| An event changing the breakdown of voting rights | | |
| Other (please specify): _____ | | |

| | |
|---|---|
| **3. Full name of person(s) subject to the notification obligation:** | Capital Group International, Inc. |
| **4. Full name of shareholder(s)** (if different from 3.): | |
| **5. Date of the transaction and date on which the threshold is crossed or reached:** | 22 April 2008 |
| **6. Date on which issuer notified:** | 23 April 2008 |
| **7. Threshold(s) that is/are crossed or reached:** | 6% |
| **8. Notified details:** | |



## A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | | Number of voting rights | | % of voting rights | |
| | | | Direct | Indirect | Direct | Indirect | Direct | Indirect |
| Ordinary Shares | 212,304,569 | 212,304,569 | | 206,035,259 | | 206,035,259 | | 5.8698% |

## B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| N/A | | | | |

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 206,035,259 | 5.8698% |

## 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

| |
|---|
| |

| Proxy Voting: | |
|---|---|
| **10. Name of the proxy holder:** | |
| **11. Number of voting rights proxy holder will cease to hold:** | |
| **12. Date on which proxy holder will cease to hold voting rights:** | |

| | |
|---|---|
| **13. Additional information:** | |
| **14. Contact name:** | |
| **15. Contact telephone number:** | |

As of 22 April 2008

**BAE Systems plc**

| | Number of Shares | Percent of outstanding |
|---|---|---|
| Capital Group International Inc ("CGII") holdings | **206,035,259** | **5.870%** |
| Holdings by CGII Management Companies and Funds: | | |
| • Capital Guardian Trust Company | 133,161,621 | 3.794% |
| • Capital International Limited | 32,095,019 | 0.914% |
| • Capital International, S.A. | 9,049,780 | 0.258% |
| • Capital International, Inc | 31,728,839 | 0.904% |

3

| TR-1 | Notification of a Major Interest in Shares |
|---|---|

| 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached | BAE SYS EQUITIES |
|---|---|

<table>
<tr><td colspan="2">2. Reason for Notification</td></tr>
<tr><td>An acquisition or disposal of voting rights</td><td>X</td></tr>
<tr><td>An acquisition or disposal of financial instruments which may result in the aquisition of shares already issued to which voting rights are attached.</td><td></td></tr>
<tr><td>An event changing the breakdown of voting rights</td><td></td></tr>
<tr><td>Other: Please Specify</td><td></td></tr>
<tr><td>3. Full name of person(s) subject to the notification obligation</td><td>AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies</td></tr>
<tr><td>4. Full name of shareholder(s) if different from 3.</td><td></td></tr>
<tr><td>5.Date of the transaction and date in which threshold is crossed or breached</td><td>21/04/2008</td></tr>
<tr><td>6.Date on which issuer notified</td><td>22/04/2008 (received 23/04/08)</td></tr>
<tr><td>7. Threshold(s) that is/are crossed or reached:</td><td>10 %.</td></tr>
<tr><td>8. Notified details:</td><td></td></tr>
</table>

## A: Voting rights attached to shares

| Class or Type of shares | Situation Previous to the triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of shares | Number of voting rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| 0263494 | 386,091,768 | 386,091,768 | 29,933,189 | 29,933,189 | 327,391,979 | 0.85 | 9.30 |

## B: Financial Instruments

| | | | | |
|---|---|---|---|---|
| **Resulting situation after triggering transaction** | | | | |
| Type of Financial Instrument | Expiration date | Exercise / conversion period / date | Number of voting rights that may be acquired if the instrument is exercised / converted | % of voting rights |
| | | | | |

| Total A + B | |
|---|---|
| Number of Voting Rights | % of voting rights |
| 357,325,168 | 10.15% |

| **Proxy Voting:** | |
|---|---|
| 10. Name of the proxy holder: | |
| 11. Number of voting rights proxy holder will cease to hold: | |
| 12. Date on which proxy holder will cease to hold voting rights: | |

| | |
|---|---|
| 13. Additional information: | |
| 14. Contact name: | Terry Marsh |
| 15. Contact telephone number: | 020 7003 2637 |

**9.Chain**

| Name of the Company / Fund | Number of Shares | % of issued share capital |
|---|---|---|
| AXA Ireland Pension Fund<br><br>**Indirect** | 45,372 | 0.00129 |
| AXA Rosenberg<br><br>**Direct** | 2,619,345 | 0.07444 |
| Sun Life Unit Assurance Ltd A/c X<br><br>**Direct** | 1,160,000 | 0.03297 |
| Sun Life Unit Assurance Ltd A/c X<br><br>**Direct** | 110,000 | 0.00313 |
| AXA UK Investment Co ICVC<br>Global Distribution Fund<br>**Indirect** | 178,000 | 0.00506 |
| AXA UK Investment Co ICVC<br>Global Growth Fund<br>**Indirect** | 799,000 | 0.02271 |
| AXA UK Investment Co ICVC<br>UK Equity Income Fund<br>**Indirect** | 275,000 | 0.00782 |
| AXA UK Investment Co ICVC<br>UK Opportunities Fund<br>**Indirect** | 325,000 | 0.00924 |
| Sun Life Pensions Management Ltd A/c X<br><br>**Direct** | 750,000 | 0.02131 |
| AXA Rosenberg<br><br>**Direct** | 2,018,253 | 0.05736 |
| AXA Financial, Inc<br><br>**Indirect** | 126,207,046 | 3.58662 |
| AXA Colonia Konzern<br><br>**Direct** | 2,108,000 | 0.05991 |
| AXA Colonia Konzern<br><br>**Indirect** | 229,501 | 0.00652 |
| AXA France<br><br>**Indirect** | 5,325,586 | 0.15134 |
| AXA Australia<br><br>**Indirect** | 717,900 | 0.02040 |
| AXA Rosenberg<br><br>**Indirect** | 60,629,072 | 1.72299 |

| | | |
|---|---|---|
| Sun Life International (IOM) Ltd **Direct** | 2,427 | 0.00007 |
| AXA Financial, Inc * **Indirect** | 132,660,522 | 3.77002 |
| Sun Life Pensions Management Ltd **Direct** | 265,986 | 0.00756 |
| Sun Life Pensions Management Ltd **Direct** | 48,836 | 0.00139 |
| Sun Life Unit Assurance Ltd LTAV UK Equity **Direct** | 10,000 | 0.00028 |
| Sun Life Unit Assurance Ltd ABL High Alpha **Direct** | 799,730 | 0.02273 |
| Sun Life Unit Assurance Ltd FTSE All Share Tracker **Direct** | 575,853 | 0.01636 |
| Sun Life Pensions Management LTAV UK Equity **Direct** | 1,815,000 | 0.05158 |
| Sun Life Pensions Management ABL High Alpha **Direct** | 4,138,614 | 0.11761 |
| Sun Life Pensions Management FTSE All Share Tracker **Direct** | 3,084,039 | 0.08764 |
| AXA Winterthur **Direct** | 6,762,940 | 0.19219 |
| Axa Sun Life With Profits Passive **Direct** | 2,428,540 | 0.06902 |
| Axa Sun Life With Profits Passive **Direct** | 1,235,626 | 0.03511 |
| Total Direct | **29,933,189** | **0.85066** |
| Total Indirect | **327,391,979** | **9.30401** |
| TOTAL | **357,325,168** | **10.15467** |

